EXHIBIT 99.3

Mogo Announces Fourth Quarter & Full-Year 2019

Financial Results & Provides Update Related to COVID-19

Mogo surpasses 1 million members

Full-year Core Revenue increases 33% to $47.2 million

Full-Year Adjusted EBITDA up 73% to $7.2 million

Company taking immediate cost reduction initiatives to accelerate path to positive cash flow

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, March 27, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the fourth quarter and full-year ended December 31, 2019. The Company also commented on the impact of the COVID-19 pandemic on its business and operations and management’s plans to address the current economic uncertainty.

“Now more than ever, financial stress is a huge issue for Canadians, and in 2019 we made progress improving our technology platform, products and user experience to help our members improve their financial health,” said David Feller, Mogo’s Founder and CEO. “Our focus during these challenging times will be on leveraging our digital products and solutions to help minimize the impact to our members’ financial lives, especially those who have been most affected. We believe that our products, including our new MogoSpend, will be instrumental in helping members manage their financial health during this time.”

Greg Feller, President and CFO, added: “In 2019, we continued to fundamentally transition our business toward a capital-light model versus on balance sheet lending. We move forward with a stronger balance sheet following the recent $31.5 million sale of our MogoLiquid portfolio, which provided additional cash while significantly reducing our leverage and credit risk exposure. These steps, along with several immediate cost reduction initiatives we are implementing, will better position the company to manage through the current challenging environment.”

Commentary on COVID-19 & 2020 Outlook

With its 2019 financial results, management also provided an update on the impact of the COVID-19 situation on its business and operations. Mogo operates a fully digital platform; its services and products are all accessed through its app or online, with no physical branches or consumer-facing offices. As a result, the Company has not experienced any material business interruption to date. While the degree of severity and length of an economic downturn is difficult to predict, Mogo believes that it is well positioned to navigate through this period.

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Mogo’s COVID-19 Response: Helping Members Manage Through This Financial Challenge

Mogo’s platform empowers consumers with simple solutions to help them get in control of their financial wellness. During this challenging period, we are focused on helping customers in several areas:

•	Financial Relief - Mogo members who have a loan outstanding and have experienced a disruption in their employment will be offered payment options including reduced payments and deferred interest to help manage through this time.
•	Support & Coaching – We’re providing information to our members to help them navigate the various options they have available to them for assistance such as accessing government funding and EI and tips for things like potentially reducing car insurance while unemployed.
•	Spending Control – Living on a reduced budget is challenging. We’re rolling out our MogoSpend product, designed to help consumers track and control spending while earning cash back.
•	Monitor and Protect – Since a financial disruption can have a negative impact on a member’s credit score and identity fraud is on the rise, we will offer ID fraud protection for free for six months to any members who do not have MogoProtect. This is in addition to our free credit score product.

Cost Reduction Initiatives

In light of the current economic volatility and uncertainty, Mogo is taking several immediate steps to accelerate its path to positive cash flow including the following initiatives, which, when combined, will reduce cash expenses in the second quarter by an estimated $5.0 million.

•	The Company is reducing expenses across the organization with a focus on deferring its growth investments in technology and development and marketing, excluding marketing efforts under the partnership with Postmedia Network Inc. These reductions will result in a temporary layoff of approximately 30% of our team, as well as reduced compensation for the C-Suite.
•	Mogo has temporarily paused new on-balance-sheet loan originations. However, the Company will continue to originate loans for its lending partner. These loans generate recurring fee-based revenue for Mogo, with no capital investment or risk.
•	The Company will also exercise its option to capitalize interest payments on its non-convertible subordinated debentures beginning in Q2, resulting in cash conservation of approximately $1.4 million during the quarter.

Greg Feller added: “We will continue to support our existing loan customers through this challenging period while directing new originations to our lending partners, which will allow us to continue to monetize our digital lending platform. We have been transitioning our business to a capital-light model for some time and, in light of the economic volatility and uncertainty, we are accelerating this transition and taking immediate steps, which we expect will allow us to mitigate the potential impact to our business during these uncertain times and accelerate our path to cash flow positive once we return to a more stable environment.”

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Following the sale of the majority of its MogoLiquid portfolio, Mogo’s remaining on balance sheet gross loan balance was reduced to approximately $72 million. The Company believes the risk to this portfolio in the current environment is mitigated by a number of factors:

•	100% of our loans are set up for digital payments and approximately 88% of these loans are set up with multiple payments per month that more closely coincide with our customers’ pay cycle.
•	Mogo’s consumer lending portfolio is primarily composed of small-dollar lines of credit, with an average balance of approximately $1,500 per loan and average payments of approximately $50, across more than 45,000 customers.
•	Approximately 55% of Mogo’s customers have optional loan protection insurance, which covers their loan payments for a period of up to 6 consecutive months in the event of unemployment.
•	Based on the income profile of our typical customer, we believe the majority of affected customers would be eligible for government relief measures and/or employment insurance protection. We believe this would significantly lessen the financial impact for these customers.
•	Mogo is one of the most experienced online lenders in Canada, with deep expertise in underwriting and collections. The Company is working closely with members to support them through this changing environment. Where required, the Company will provide more flexible options, including extended payment terms, payment deferrals and interest relief.

Based on the significant recent changes to the economic backdrop, and the changes Mogo is implementing to its business, the Company is not providing a more detailed financial outlook in the near-term and is withdrawing the previous targets communicated with its Q3 2019 financial results.

Financial Review

Fourth-Quarter 2019 Financial Highlights

•	Total revenue[1] increased 2% over the fourth quarter of 2018 to $15.0 million.
•	Core revenue[2] increased by 8% to $12.4 million, compared with $11.4 million in the same period in 2018.
•	Gross profit was $9.9 million (65.9% of revenue), similar to the $10.0 million (68.3% of revenue) recorded in the fourth quarter of 2018.
•	Adjusted EBITDA increased by 11% year over year to $2.3 million (15.3% of total revenue), compared with $2.1 million (14.1% of total revenue) in the fourth quarter of 2018.
•	Cash flow from operations before investment in receivables increased by 49% to $2.2 million in the fourth quarter, compared to $1.5 million in the fourth quarter of 2018.
•	Adjusted net loss was $5.2 million, compared with $4.7 million in the same period in 2018.
•	Net loss of $6.2 million, compared with a net loss of $5.0 million in the fourth quarter of 2018.
•	Renewed and expanded our Corporate credit facility which included increasing the facility to $60 million, reducing the interest rate by 400 basis points and extending the maturity to July 2022.
•	At December 31, 2019, the Company had $31.2 million in combined cash and investment portfolio ($10.4 million of Cash and $20.8 million investment portfolio).

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Full-Year 2019 Financial Highlights

•	Total revenue[1] grew by 6% to $59.8 million for 2019.
•	Core revenue[2] increased by 33% over 2018 to $47.2 million.
•	Adjusted EBITDA increased by 73% to $7.2 million, from $4.2 million in 2018.
•	Net loss for 2019 was $10.8 million, a decrease of 51% compared to 2018, while net loss per share was $0.42 a decrease of 57% from a net loss per share of $0.97 in 2018.

Fourth-Quarter and Full-Year Business Highlights

•	Active members increased 29% year over year to 976,000 at year end. In February 2020, the Company surpassed one million members.
•	Launched new partner lending platform to leverage Mogo’s digital platform and technology driven adjudication process to continue providing Canadians with quick and convenient access to personal loans, while de-risking its balance sheet.
•	Introduced a complete redesign of the Mogo app customer interface which included the introduction of four habits of financial health that tie our portfolio of 6 products together. These habits help our members: 1) monitor and protect their credit score; 2) control their spending; 3) learn how to save and invest wisely; and 4) borrow responsibly.
•	Completed development work for the launch of MogoSpend, the Company’s new digital spending account with Mogo Visa* Platinum Prepaid Card. This is the first product of its kind designed to help Canadians get better control over their spending, while earning best-in-class cashback and having a positive impact on the environment through the carbon-offset program.
•	In February 2020, sold the majority of our MogoLiquid loan portfolio to goeasy for gross consideration of $31.5 million. Mogo is also eligible for an additional performance-based payment of up to $1.5 million payable upon achieving certain agreed-upon annual origination amounts under the lending partnership with goeasy described below.
•	In conjunction with the sale of the MogoLiquid loan portfolio, we repaid and extinguished the Credit Facility – Liquid, which held an outstanding balance of $29.3 million at year end.
•	In February 2020, signed a three-year lending partnership with goeasy Ltd. following a successful pilot program that started in October 2019. The partnership enables Mogo to fully monetize our lending platform and drive new recurring fee-based revenue with no capital investment or risk of these loans.
•	In February 2020, amended and extended the marketing collaboration agreement with Postmedia Network Inc. which will provide over $15.0 million of annual media value until January 2023.

1 During 2019, the Company changed its presentation of loan protection revenue and associated costs. Historically, the Company presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $4,628 in 2019, $4,727 in 2018, and $3,133 in 2017. The changes to the presentation of loan protection revenue and associated costs did not have an impact on the Company’s gross profit. There is no impact on net loss and comprehensive loss and the consolidated statement of financial position, consolidated statement of changes in equity and the consolidated statement of cash flows remain unchanged as a result of this recast. A reconciliation of revenue under the new presentation to our previously reported amounts is included in Note 4 of our annual financial statements.

2 In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 and full-year 2019 financial results at 11:00 a.m. EDT on March 27, 2020. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8650 or (888) 664-6383 using the conference ID 09374155. The webcast can be accessed at http://bit.ly/33aPtrQ or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding revenue from bitcoin mining and revenue related to Liquid loans ), adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, core ARPM, Contribution, and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Period Ended December 31, 2019 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding Mogo’s strategic priorities and expectations for 2020 and statements regarding the Company’s response to COVID-19, the reduction of its expenses and its path to cash flow positive. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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